Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)
Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Expensify, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
30219Q106
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30219Q106	Schedule 13G	Page 1 of 6 pages

1	Names of Reporting Persons David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the sole member of Barrett Trust LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,518,550
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,518,550
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,518,550
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11	Percent of Class Represented by Amount in Row 9 9.7%
12	Type of Reporting Person IN; OO

CUSIP No. 30219Q106	Schedule 13G	Page 2 of 6 pages

1	Names of Reporting Persons Barrett Trust LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 6,518,550
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 6,518,550
9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,518,550
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not applicable
11	Percent of Class Represented by Amount in Row 9 9.7%
12	Type of Reporting Person OO

CUSIP No. 30219Q106	Schedule 13G	Page 3 of 6 pages

ITEM 1.	(a) Name of Issuer:
Expensify, Inc. (the “Issuer”).
(b)  Address of Issuer’s Principal Executive Offices:
401 SW 5th Avenue, Portland, Oregon 97209.

ITEM 2.	(a) Name of Person Filing:
This statement is filed on behalf of David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the sole member of Barrett Trust LLC, and Barrett Trust LLC (collectively, the “Reporting Persons”).
The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 9, 2022, a copy of which is filed as Exhibit 1 to this Schedule 13G.
(b)  Address or Principal Business Office:
The business address of the Reporting Persons is C/O Expensify, Inc., 401 SW 5th Avenue, Portland, Oregon 97209.
(c)  Citizenship of each Reporting Person is:
David Barrett is a citizen of the United States, and Barrett Trust LLC is a Delaware limited liability company.
(d)  Title of Class of Securities:
Class A common stock, par value $0.0001 per share (“Class A Common Stock”).
(e)  CUSIP Number:
30219Q106.

CUSIP No. 30219Q106	Schedule 13G	Page 4 of 6 pages

ITEM 3.
Not applicable.

ITEM 4.	Ownership.
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 67,519,744 shares of Class A Common Stock outstanding as of December 20, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the sole member of Barrett Trust LLC	6,518,550	9.7%	0	6,518,550	0	6,518,550
Barrett Trust LLC	6,518,550	9.7%	0	6,518,550	0	6,518,550

The Reporting Persons are the beneficial owners of 3,588,640 shares of Class A Common Stock and 2,929,910 shares of Class A Common Stock that may be acquired pursuant to the exercise of stock options within 60 days of December 31, 2021. Of the Reporting Persons, Barrett Trust LLC is a member-managed Delaware limited liability company. The investment and voting decisions of Barrett Trust LLC are made by its manager, Mr. Barrett, and its controlling member is the Barrett Family Trust, for which Mr. Barrett serves as trustee. In such capacities, Mr. Barrett may be deemed to beneficially own such shares beneficially owned by Barrett Trust LLC.

ITEM 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.
Not applicable.

ITEM 9.	Notice of Dissolution of Group.

CUSIP No. 30219Q106	Schedule 13G	Page 5 of 6 pages
Not applicable.

ITEM 10.	Certifications.
Not applicable.
Exhibit Index
Exhibit 1   Joint Filing Agreement, dated February 9, 2022.

CUSIP No. 30219Q106	Schedule 13G	Page 6 of 6 pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:    February 9, 2022

David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the sole member of Barrett Trust LLC

/s/ David Barrett

Barrett Trust LLC

/s/ David Barrett
David Barrett
General Manager

Exhibit 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G with respect to the Class A Common Stock, par value $0.0001 per share, of Expensify, Inc. beneficially owned by them on a combined basis, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13G shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit that the undersigned were required to file a statement on Schedule 13G by reason of entering into this Joint Filing Agreement.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

When this Joint Filing Agreement is executed by a trustee of a trust, such execution is by the trustee, not individually, but solely as trustee in the exercise of and under the power and authority conferred upon and invested in such trustee, and it is expressly understood and agreed that nothing contained in this Joint Filing Agreement shall be construed as granting any power over a trustee’s individual affairs or imposing any liability on any such trustee personally for breaches of any representations or warranties made hereunder or personally to pay any amounts required to be paid hereunder, or personally to perform any covenant, either express or implied, contained herein. Any liability of a trust or trustee hereunder shall not be a personal liability of any trustee, grantor or beneficiary thereof, and any recourse against a trustee shall be solely against the assets of the pertinent trust.

[Signature page follows]

Exhibit 1
In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of this 9th day of February, 2022.

David Barrett, individually and as trustee of the Barrett Family Trust, solely in such trust’s capacity as the sole member of Barrett Trust LLC

/s/ David Barrett

Barrett Trust LLC

/s/ David Barrett
David Barrett
General Manager